Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three And Six Months Ended June 30, 2015

HAMILTON, Bermuda, Aug. 4, 2015 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced results for the three and six months ended June 30, 2015.

Highlights

  Reported a net profit of $7.9 million for the three months ended June 30, 2015, or 30 cents basic and diluted earnings per share, as compared to $0.1 million, or 0.4 cents basic and diluted earnings per share, for the three months ended June 30, 2014. The company reported EBITDA (see Non-GAAP Measures section below) of $16.8 million for the three months ended June 30, 2015, an increase of $11.8 million from $5.0 million for the three months ended June 30, 2014.
  Continued to deliver strong chartering performance with our spot trading MR tankers earning $22,402 per day for the three months ended June 30, 2015. The charter market is continuing to strengthen and currently our spot trading MR tankers are earning $23,500 per day for voyages in progress with approximately 43% of spot revenue days booked for the third quarter of 2015.
  Took delivery of three vessels since the last quarter. The Ardmore Sealion and Ardmore Seafox, two 49,999 Eco-design IMO3 MR tankers constructed at SPP Shipbuilding in South Korea, delivered on May 26, 2015 and June 25, 2015 respectively. The Ardmore Chinook, a 25,217 Dwt Eco-design IMO 2 product and chemical tanker, was delivered from Fukuoka Shipbuilding, Japan on July 17, 2015.
  Total debt drawn down in the quarter amounted to $69.1 million, in line with vessel deliveries and cash released from a refinancing arrangement completed in the first quarter.
  On July 15, 2015, Ardmore's Board of Directors announced a cash dividend of $0.10 per share for the quarter ended June 30, 2015. The dividend is payable on August 14, 2015 to all shareholders of record on July 31, 2015. The Company is currently evaluating a dividend increase, which it expects to announce in the coming weeks and which would commence with the third quarter, in recognition of the completion of its newbuilding program and the continued strength of the charter market, which have resulted in significantly increased earnings.

Anthony Gurnee, the Company's Chief Executive Officer commented:

"Once again we are pleased to report a very successful quarter, with earnings of $7.9 million representing 30 cents per share, a 50% increase from the first quarter. This performance is attributable to market strength combined with well-timed fleet growth, as well as a flexible chartering strategy placing emphasis on spot trading and a highly efficient operating platform. We expect that our performance will continue to strengthen through the year as a result of a continuing robust charter market and fleet growth, with our final three tankers delivering by year-end. In light of this strong performance, our Board is evaluating a dividend increase commencing with the third quarter, which we expect to announce in the coming weeks.

The charter market has continued to strengthen year-to-date, with momentum building through July and into August in an otherwise quiet time of the year for the product tanker market. We believe that demand growth will continue to be supported by the new oil market, characterized by heightened oil demand, storage inefficiencies, and long-haul oil trading activity, as well as the ongoing fundamental shift in refinery capacity to oil producing nations, which in itself is significantly boosting ton-mile demand. In the meantime, MR supply growth is moderate relative to demand, and the order book is shrinking rapidly with deliveries far exceeding new orders."

Summary of Recent and Second Quarter 2015 Events

Fleet

Deliveries

The Company took delivery of three vessels since the last quarter. The average age of our fleet as at August 1, 2015 is 4.3 years.

On May 26, 2015, Ardmore took delivery of the Ardmore Sealion (Hull S-1162), a 49,999 Dwt Eco-design IMO3 product and chemical tanker, and on June 25, 2015, Ardmore took delivery of the Ardmore Seafox (Hull S-1163), a 49,999 Dwt Eco-design IMO3 product and chemical tanker. Both vessels were constructed at SPP Shipbuilding in South Korea and following delivery, both vessels commenced employment in a pool with a leading oil trader.

On July 17, 2015, Ardmore took delivery of the Ardmore Chinook (Hull N-2065), a 25,217 Dwt Eco-design IMO2 product and chemical tanker. The vessel was constructed at Fukuoka Shipbuilding, Japan and following delivery, the Ardmore Chinook was employed on a time charter.

Ardmore currently has three additional vessels under construction and, based on the current schedule, we expect to take delivery of these vessels throughout the remaining two quarters of 2015 as follows:

Vessel	Yard	Delivery	Employment
Ardmore Seawolf (S-1171)	SPP Shipbuilding , South Korea	3Q	Pool
Ardmore Seahawk (S-1172)	SPP Shipbuilding , South Korea	4Q	Pool
Ardmore Chippewa (N-2067)	Fukuoka Shipbuilding, Japan	4Q	TBD

Fleet Operations and Employment

The Company has 21 vessels currently in operation, comprising 13 MR tankers ranging 45,000 Dwt to 50,000 Dwt (seven Eco-design and six Eco-mod) and eight product and chemical tankers ranging 17,000 Dwt to 37,000 Dwt (five Eco-design and three Eco-mod).

MR Tankers (45,000 Dwt – 50,000 Dwt)

At the end of the second quarter of 2015, the Company had ten MR tankers trading in the spot market or in pools and three MR tankers employed on time charter. With 70% of our MR tankers revenue days arising from spot market and pool employment, the spot-trading and pool employed vessels, comprising five Eco-design and five Eco-mod, earned an average of $22,402 per day for the quarter. Overall for the quarter, across all employment types, our seven Eco-design MR tankers earned $20,732 per day, and our six Eco-mod MR tankers earned $20,212 per day, including profit shares.

In the third quarter of 2015, the Company expects to have 73% of its revenue days for its MR Eco-design tankers employed in the spot market and the remaining 27% of revenue days are expected to be employed on time charters at an average rate of $16,050 per day. For Eco-mod MR tankers the Company estimates that 83% of revenue days are expected to be employed in the spot market and the remaining 17% of revenue days are expected to be employed on time charters at an average rate of $14,799 per day.

For the third quarter of 2015, the Company has booked approximately 43% of spot revenue days for MR Tankers at an average rate of $23,500 per day.

Product / Chemical Tankers (IMO 2: 17,000 Dwt – 37,000 Dwt)

At the end of the second quarter of 2015, the Company had seven IMO 2 product and chemical tankers in operation (four Eco-design and three Eco-mod), five of which were trading in pools and two of which were employed on time charters. During the second quarter of 2015, across all employment types, the Company's four Eco-design product and chemical vessels earned an average daily rate of $16,769 per day, and the three Eco-mod product and chemical vessels earned an average daily rate of $14,310 per day.

For the third quarter of 2015, the Company expects to have approximately 62% of revenue days for the Eco-design product and chemical tankers employed in a pool, with 38% of the revenue days covered by time charter employment at an average rate of $16,111 per day. For the Eco-mod product and chemical tankers, the Company expects approximately 67% of revenue days to be employed in a pool, with the remaining 33% covered by time charter employment.

Drydocking

The Ardmore Capella completed its drydock at the start of the second quarter. Ardmore has no scheduled drydocking in the third quarter of 2015.

Financing

In the second quarter of 2015 Ardmore drew down $69.1 million in previously committed debt in line with vessel deliveries and refinancing arrangements. On July 15, 2015 the Company drew down a further $19.5 million in line with the delivery of the Ardmore Chinook. Ardmore currently has approximately $63.6 million of committed debt in place for the remaining three vessels the Company has on order.

Dividend

On July 15, 2015, Ardmore's Board of Directors announced a cash dividend of $0.10 per share for the quarter ended June 30, 2015. The dividend is payable on August 14, 2015 to all shareholders of record on July 31, 2015.

Ardmore introduced its dividend reinvestment plan ("DRIP") in April 2015. The DRIP allows participants to obtain additional common shares of the Company by automatically reinvesting all or any portion of the cash dividends paid on common shares held by the DRIP participant. The DRIP will be administered through the Company's transfer agent, Computershare Trust Company, N.A. ("Computershare") and shareholders and other persons may obtain a copy of the DRIP prospectus and enrollment forms by contacting Computershare at (877) 373-6374, or visiting Computershare's website at www.computershare.com/investor.

The Company is currently evaluating a dividend increase in recognition of the upcoming completion of its newbuilding program and the continued strength of the charter market, which have resulted in significantly increased earnings. The final vessel in the Company's newbuilding program is expected to deliver in late October 2015, at which point the Company will have 24 ships in operation generating earnings and cashflow.

Results for the three months ended June 30, 2015 and 2014

The Company reported a net profit of $7.9 million, or 30 cents basic and diluted earnings per share, for the three months ended June 30, 2015, as compared to $0.1 million, or 0.4 cents basic and diluted earnings per share, for the three months ended June 30, 2014. For the three months ended June 30, 2015, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $16.8 million, an increase of $11.8 million from $5.0 million for the three months ended June 30, 2014.

Adjusted net profit (see Non-GAAP Measures section below) amounted to $8.3 million, or 32 cents basic and diluted adjusted earnings per share (see Non-GAAP Measures section below), for the three months ended June 30, 2015, as compared to $0.4 million, or 2 cents basic and diluted adjusted earnings per share, for the three months ended June 30, 2014. For the three months ended June 30, 2015, the Company reported adjusted EBITDA (see "Non-GAAP Measures" section below) of $17.1 million, an increase of $11.8 million from $5.3 million for the three months ended June 30, 2014. Results were adjusted for share-based compensation (a non-cash item) in each period, as applicable.

Results for the six months ended June 30, 2015 and 2014

The Company reported a net profit of $13.0 million, or 50 cents basic and diluted earnings per share, for the six months ended June 30, 2015, as compared to a net loss of $0.3 million, or 1 cents basic and diluted net loss per share, for the six months ended June 30, 2014. For the six months ended June 30, 2015, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $28.9 million, an increase of $19.9 million from $9.0 million for the six months ended June 30, 2014.

Adjusted net profit (see Non-GAAP Measures section below) amounted to $13.7 million, or 53 cents basic and diluted adjusted earnings per share (see Non-GAAP Measures section below), for the six months ended June 30, 2015, as compared to $0.4 million, or 2 cents basic and diluted adjusted earnings per share, for the six months ended June 30, 2014. For the six months ended June 30, 2015, the Company reported adjusted EBITDA (see "Non-GAAP Measures" section below) of $29.7 million, an increase of $20.0 million from $9.7 million for the six months ended June 30, 2014. Results were adjusted for share-based compensation (a non-cash item) in each period, as applicable.

Management's Discussion and Analysis of Financial Results

Revenue for the three months ended June 30, 2015 was $39.3 million, an increase of $25.5 million from $13.8 million for the three months ended June 30, 2014. The increase is due to an increase in the average number of owned vessels to 18.4 for the three months ended June 30, 2015, from 11.1 for the three months ended June 30, 2014, and an increase in earnings per day generated by vessels employed in the spot market. The Company had eight vessels employed under direct spot chartering arrangements as at June 30, 2015 and had one vessel employed under direct spot chartering arrangements as at June 30, 2014. Under direct spot chartering arrangements, revenue is recognized on a gross freight basis, while under time chartering arrangements and pools, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and voyage related costs were $8.5 million for the three months ended June 30, 2015, an increase of $8.2 million from $0.3 million for the three months ended June 30, 2014. This increase is primarily due to 681 additional revenue days in the second quarter of 2015 as compared to the second quarter of 2014, in line with the additional vessel deliveries noted above. Furthermore, the increase in spot employed vessels significantly increases commissions and voyage related expenses, as under a spot chartering arrangement, all voyage expenses are borne by Ardmore, as opposed to the charterer, while under time chartering arrangements and pools, the charterer typically pays voyage expenses.

Time charter equivalent ("TCE") revenue, a non-GAAP measure, is vessel revenues less commissions and voyage related costs (including bunkers and port charges). TCE revenue is a standard shipping industry measure used primarily to compare performance of the Company's fleet irrespective of changes in the mix of employment (i.e. direct spot charters, pool employment or time charters). TCE per day amounted to $18,675 per day for the three months ended June 30, 2015, increasing by $4,506 per day from $14,169 per day for the three months ended June 30, 2014.

Vessel operating expenses were $11.3 million for the three months ended June 30, 2015, an increase of $4.7 million from $6.6 million for the three months ended June 30, 2014. This increase is primarily due to an increase in the number of vessels in operation for the three months ended June 30, 2015. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,457 for the three months ended June 30, 2015, as compared to $6,470 for the three months ended June 30, 2014.

Depreciation expense for the three months ended June 30, 2015 was $5.7 million, an increase of $2.3 million from $3.4 million for the three months ended June 30, 2014. The increase is due to an increase in the average number of owned vessels to 18.4 for the three months ended June 30, 2015, from 11.1 for the three months ended June 30, 2014.

Amortization of deferred dry dock expenditure for the three months ended June 30, 2015 was $0.6 million, as compared to $0.5 million for the three months ended June 30, 2014. This increase is due to the timing of scheduled drydockings occurring across the fleet. The capitalized costs of drydockings for a given vessel are depreciated on a straight line basis to the next scheduled drydocking of the vessel.

General and administrative expenses for the three months ended June 30, 2015 were $2.7 million, as compared to $1.9 million for the three months ended June 30, 2014. The increase is in relation to additional costs associated operating a growing fleet, along with general and administrative expenses being prone to fluctuations between periods.

Interest expense and finance costs (which include loan interest, capital lease interest and amortization of deferred financing fees) for the three months ended June 30, 2015 were $2.5 million, as compared to $1.0 million for the three months ended June 30, 2014.

Cash interest expense increased by $1.4 million from $1.6 million for the three months ended June 30, 2014 to $3.0 million for the three months ended June 30, 2015. This is as a result of an increase in the average debt balance following the delivery of vessels since June 30, 2014. Capitalized interest, which relates to vessels under construction, amounted to $0.9 million for the three months ended June 30, 2015, as compared to $0.9 million for the three months ended June 30, 2014. Amortization of deferred financing charges for the three months ended June 30, 2015 was $0.4 million, as compared to $0.2 million for the three months ended June 30, 2014.

Liquidity

As of June 30, 2015, the Company had $41.9 million (December 31, 2014: $59.9 million) available in cash and cash equivalents. The following debt and capital lease liabilities were outstanding as of the dates indicated:

	As of
	Jun 30, 2015	Dec 31, 2014
Debt	326,931,970	204,728,268
Capital Leases	27,980,759	28,800,329
Total	354,912,729	233,528,597

Conference Call

The Company plans to have a conference call on Tuesday, August 4, 2015 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended June 30, 2015. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 877-870-4263 (U.S.) or 412-317-0790 (International) and referencing Ardmore Shipping.
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, a replay of the call will be available on the Company's website or through August 12, 2015 at 877-344-7529 or 412-317-0088. Enter the passcode 10069872 to access the audio replay. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore Shipping owns and operates a fleet of mid-size product and chemical tankers ranging from 17,500 Dwt to 50,300 Dwt. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Ardmore Shipping Corporation
Unaudited Condensed Consolidated Balance Sheet
(Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Jun 30, 2015	Dec 31, 2014
Current assets
Cash and cash equivalents	41,888,184	59,879,596
Receivables, trade	16,444,735	4,985,900
Working capital advances	1,475,000	500,000
Prepayments	1,160,328	683,762
Advances and deposits	4,427,949	3,052,992
Other receivables	350,058	636,464
Inventories	4,228,606	2,486,340
Total current assets	69,974,860	72,225,054

Non-current assets
Vessels and vessel equipment, net	570,254,669	371,618,023
Deferred dry dock expenditure, net	4,089,484	4,229,617
Vessels under construction	51,982,986	113,985,986
Other non-current assets, net	164,195	156,311
Deferred finance charges, net	9,230,390	8,625,882
Total non-current assets	635,721,724	498,615,819

TOTAL ASSETS	705,696,584	570,840,873

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	9,959,103	7,038,621
Charter revenue received in advance	2,586,109	1,542,863
Other payables	419,070	648,105
Accrued interest on loans	1,308,795	882,594
Current portion of long-term debt	26,592,598	19,394,928
Current portion of capital lease obligations	1,779,526	1,702,981
Total current liabilities	42,645,201	31,210,092

Non-current liabilities
Non-current portion of long-term debt	300,339,372	185,333,340
Non-current portion of capital lease obligations	26,201,233	27,097,348
Total non-current liabilities	326,540,605	212,430,688

Equity
Share capital	261,659	261,000
Additional paid in capital	335,404,721	339,082,131
Treasury stock	(1,278,546)	(1,278,546)
Accumulated surplus / (deficit)	2,122,944	(10,864,492)
Total equity	336,510,778	327,200,093

TOTAL LIABILITIES AND EQUITY	705,696,584	570,840,873

Ardmore Shipping Corporation
Unaudited Condensed Statement of Operations
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Six months ended
	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
REVENUE
Revenue	39,312,613	13,828,598	68,928,550	26,214,862

OPERATING EXPENSES
Commissions and voyage related costs	8,546,389	299,085	14,667,236	545,684
Vessel operating expenses	11,257,628	6,606,327	20,477,936	12,506,318
Depreciation	5,713,901	3,401,368	10,622,505	6,423,130
Amortization of deferred dry dock expenditure	607,394	514,253	1,170,024	955,838
General and administrative expenses	2,727,980	1,907,557	4,843,622	4,196,823
Total operating expenses	28,853,292	12,728,590	51,781,323	24,627,793

Profit from operations	10,459,321	1,100,008	17,147,227	1,587,069

Interest expense and finance costs	(2,529,459)	(1,000,036)	(4,139,228)	(1,890,022)
Interest income	4,389	8,278	6,023	10,300

Profit / (loss) before taxes	7,934,251	108,250	13,014,022	(292,653)

Income tax	(14,098)	(13,505)	(26,586)	(26,054)

Net profit / (loss)	7,920,153	94,745	12,987,436	(318,707)

Earnings / (loss) per share, basic and diluted	0.304	0.004	0.500	(0.014)
Weighted average number of shares outstanding, basic and diluted	26,014,629	26,100,000	25,997,708	22,996,409

Ardmore Shipping Corporation
Unaudited Condensed Statement of Cash Flows
(Expressed in U.S. dollars, unless otherwise stated)

	Six months ended
	Jun 30, 2015	Jun 30, 2014
OPERATING ACTIVITIES
Net profit / (loss)	12,987,436	(318,707)
Non-cash items:
Depreciation	10,622,505	6,423,130
Amortization of deferred dry dock expenditure	1,170,024	955,838
Share based compensation	714,369	687,954
Amortization of deferred finance charges	697,794	412,847
Changes in operating assets and liabilities:
Receivables, trade	(11,458,835)	(728,720)
Working capital advances	(975,000)	34,571
Prepayments	(476,566)	(24,433)
Advances and deposits	(1,374,957)	240,995
Other receivables	286,406	(103,827)
Inventories	(1,742,266)	(548,946)
Payables, trade	2,920,482	3,339,292
Charter revenue received in advance	1,043,246	(1,010,017)
Other payables	(229,035)	26,053
Accrued interest on loans	426,201	155,069
Deferred dry dock expenditure	(1,029,891)	(2,530,169)
Net cash provided by operating activities	13,581,913	7,010,930

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(128,083,707)	(114,292,560)
Payments for vessels under construction	(19,139,192)	(17,388,716)
Payments for other non-current assets	(41,136)	(31,903)
Net cash used in investing activities	(147,264,035)	(131,713,179)

FINANCING ACTIVITIES
Proceeds from long-term debt	132,965,000	45,000,000
Repayments of long term debt	(10,761,298)	(5,254,000)
Repayments of capital leases	(819,570)	(758,600)
Payments for deferred finance charges	(1,302,302)	(3,428,827)
Net proceeds from equity offering	-	102,684,519
Payment of dividend	(4,391,120)	(4,415,000)
Net cash provided by financing activities	115,690,710	133,828,092

Net (decrease) / increase in cash and cash equivalents	(17,991,412)	9,125,843

Cash and cash equivalents at the beginning of the year	59,879,596	56,860,845

Cash and cash equivalents at the end of the period	41,888,184	65,986,688

Ardmore Shipping Corporation
Unaudited Other Operating Data
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Six months ended
	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
ADJUSTED EBITDA (1)	17,142,647	5,349,728	29,654,125	9,653,991

AVERAGE DAILY DATA
Fleet time charter equivalent per day (2)	18,675	14,169	17,992	14,231

Fleet operating costs per day (3)	6,109	6,122	5,990	6,138
Technical management fees per day (4)	348	348	362	356
	6,457	6,470	6,352	6,494

MR Tankers Spot TCE per day (2)	22,402	19,450	22,151	19,450

MR Tankers Eco-Design
TCE per day (2)	20,732	15,859	19,372	15,710
Vessel operating costs per day (5)	6,461	6,043	6,289	5,960

MR Tankers Eco-Mod
TCE per day (2)	20,212	14,710	19,621	14,581
Vessel operating costs per day (5)	6,787	6,858	6,561	7,127

Prod/Chem Tankers Eco-Design (25k - 37k Dwt)
TCE per day (2)	16,769	-	16,715	-
Vessel operating costs per day (5)	5,792	-	5,930	-

Prod/Chem Tankers Eco-Mod (17k - 29k Dwt)
TCE per day (2)	14,310	11,206	13,290	11,852
Vessel operating costs per day (5)	6,680	6,580	6,456	6,285

FLEET
Upgrades and enhancements expensed	441,403	93,134	757,244	170,878

Average number of owned operating vessels	18.4	11.1	17.2	10.5

(1)	Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable GAAP measure under the "Non-GAAP Measures" section below.
(2)

Time Charter Equivalent ("TCE") daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus Communication Victualing and Entertainment Income ("CVE"). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred.

(3)

Fleet operating costs per day are routine operating expenses and comprise, crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating costs per day includes technical management fees.

Ardmore Shipping Corporation
Fleet List as at August 3, 2015

Vessel Name	Type	Dwt	IMO	Built	Country	Flag	Specification
In Operation
Ardmore Seavaliant	Product/Chemical	49,998	3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	3	Jun-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2	Jul-13	Korea	MI	Eco-design
Ardmore Seafarer	Product	45,744	—	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product	45,726	—	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Centurion	Product/Chemical	29,006	2	Nov-05	Korea	MI	Eco-mod
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Calypso	Product/Chemical	17,589	2	Jan-10	Korea	MI	Eco-mod
Ardmore Capella	Product/Chemical	17,567	2	Jan-10	Korea	MI	Eco-mod
Under Construction
SPP Hull S-1171	Product/Chemical	50,300	3	3Q15	Korea	MI	Eco-design
SPP Hull S-1172	Product/Chemical	50,300	3	4Q15	Korea	MI	Eco-design
FKA Hull N-2067	Product/Chemical	25,000	2	4Q15	Japan	MI	Eco-design

Total	24	970,338

Non-GAAP Measures

This press release describes EBITDA, adjusted EBITDA, adjusted net profit and adjusted net earnings per share, which are not measures prepared in accordance with U.S. GAAP and which are reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before share-based compensation and certain other items that Ardmore believes are not representative of its operating performance.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have standardized meanings, and are therefore unlikely to be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

EBITDA & Adjusted EBITDA	Three months ended		Six months ended
	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014

Net profit / (loss)	7,920,153	94,745	12,987,436	(318,707)
Interest income	(4,389)	(8,278)	(6,023)	(10,300)
Interest expense and finance costs	2,529,459	1,000,036	4,139,228	1,890,022
Income tax	14,098	13,505	26,586	26,054
Depreciation	5,713,901	3,401,368	10,622,505	6,423,130
Amortization of deferred dry dock expenditure	607,394	514,253	1,170,024	955,838
EBITDA	16,780,616	5,015,629	28,939,756	8,966,037
Share based compensation (non-cash)	362,031	334,099	714,369	687,954
Adjusted EBITDA	17,142,647	5,349,728	29,654,125	9,653,991

Adjusted net profit	Three months ended		Six months ended
	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014

Net profit / (loss)	7,920,153	94,745	12,987,436	(318,707)
Share based compensation (non-cash)	362,031	334,099	714,369	687,954
Adjusted net profit	8,282,184	428,844	13,701,805	369,247

Adjusted net earnings per share, basic and diluted	0.318	0.016	0.527	0.016
Weighted average number of shares outstanding, basic and diluted	26,014,629	26,100,000	25,997,708	22,996,409

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for tanker vessel capacity; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com